UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K/A
Amendment No. 1

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of August 2024.
Commission File Number: 001-40673

Cybin Inc.
(Exact Name of Registrant as Specified in Charter)

100 King Street West, Suite 5600, Toronto, Ontario, M5X 1C9
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F  □  Form 40-F ⊠
EXPLANATORY NOTE

This Amendment No. 1 on Form 6-K/A (the "Amendment") is an amendment to the Form 6-K of Cybin Inc. (the “Company”), furnished on August 15, 2024 to the Securities and Exchange Commission (the “Original Form 6-K”) to: (i) incorporate by reference Exhibit 99.1 to this Amendment into the Company's Registration Statement on Form F-10 (File No. 333-272706) and the Registration Statement on Form F-10 (File No. 333-276333) , (ii) furnish the Form of Proxy as Exhibit 99.3 and the Notice of Annual and Special Meeting of Shareholders dated July 24, 2024 as Exhibit 99.4. Except as set forth herein, the remainder of the Original Form 6-K remains unchanged.
INCORPORATION BY REFERENCE
Exhibit 99.1 of this Form 6-K is hereby incorporated by reference into the Registration Statement on Form F-10 (File No. 333-272706) and the Registration Statement on Form F-10 (File No. 333-276333) of the Company, as amended or supplemented.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CYBIN INC.
August 16, 2024	(Registrant)

	By:	/s/ Doug Drysdale
	Name:	Doug Drysdale
	Title:	Chief Executive Officer

EXHIBIT INDEX

99.1*	AGM 2024 Management information circular
99.2*	Abridgement Certificate
99.3	Form of Proxy
99.4	Notice of Annual and Special Meeting of Shareholders dated July 24, 2024
*	*Previously filed.